DYNAMIC GOLD CORP.
                       675 West Hastings Street, Suite 200
                           Vancouver, British Columbia
                                 Canada V6B 1N2


March 16, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-05-11

Attention: Duc Dang, Division of Corporation Finance

Dear Sirs:

Re:      Registration Statement on Form SB-2
         -----------------------------------
         File Number 333-119823 - Amendment No. 3
         ----------------------------------------

We write in response to your letter dated February 16, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been black-lined to show changes from the previous filing.

We respond sequentially to your comments as follows:

General
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1.       We note that the IRS  Employer  Identification  Number has been applied for. Please state the date applied for and the current status. According to the IRS website it appears that applying for this number by mail, which takes the longest amount of time, takes about four to five weeks.

         Because our directors are both foreign residents, one of them must first obtain an individual taxpayer identification number (ITIN) prior to applying for an EIN. Once our president, Tim Coupland, has obtained an ITIN, we will submit our application for an EIN.

2. Please note the updating requirements for the financial statements as set forth in Item 301(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

         We  have  included   updated   financial   statements  in  our  amended
         registration statement that comply with Item 301(g) of Regulation S-B.

Summary
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3.       We note your statement here and on page 23 that "Dan Patrie Exploration
         Ltd. remains the registered owner of the property." On page 23, you also state that Dan Patrie "holds 100% interest in the property in trust for us." This is a modification from the disclosure in your initial registration statement and first amendment, which indicates the interest is in the mineral claim. Please revise disclosure throughout the prospectus. Also, remove references to you owning 100% undivided beneficial right and interest and instead clarify the nature of ownership.

         We have revised the disclosure in the "Summary" and "Description of Business" sections to clarify that the interest discussed relates to mineral claims rather than to "the property". We have removed references to our owning a 100% undivided beneficial right and interest in the mineral claims and have instead indicated that Dan Patrie Exploration Ltd. holds its interest in trust for us.

Directors, Executive Officers, Promoters and Control Persons
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4.       In discussing the conflicts of interest, please the best interests
         Mr.Game is supposed to consider. Currently the statement is incomplete.

         We have indicated that Mr. Game is required to act in the best interests of the shareholders.

Description of Business
-----------------------
5. In light of our prior comment 12, please remove the statement that gold was discovered in the Red Lake district in 1925 and a prospecting rush ensued.

         We have removed the reference to the discovery of gold in the Red Lake district and the ensuing prospecting rush.

6. We reissue comment 13.On page 27, you continue to disclose that current "cash on hand will cover the cost of this program."

         We have revised our disclosure to indicate that we will need to raise additional financing to cover the anticipated costs of the second phase of the stage one exploration program.

Yours truly,

DYNAMIC GOLD CORP.

PER: /s/ Tim Coupland

TIM COUPLAND
President